COUTURE COLLECTIVE

Luxury sharing,
meet high fashion.

The Problem

The fickle nature of womens' love affair with fashion.

1 Social media has perpetuated an "**in-today, out-tomorrow**" feel about fashion

2 Luxury brands have **raised their prices** significantly over the past five years, compensating for an increased reliance on mark-downs.

These **two factors** have caused a disruption in the luxury-fashion industry as consumers now resent paying full retail for clothes they will only wear a few times and are likely to go on sale.

These statements represent management opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.



"If the consumer can't keep up, they kind of give up buying." – Lucinda Chambers, Vogue Fashion Director

Couture Collective brings a unique time-sensitive, shared-ownership model to the high-fashion marketplace.

Its white-glove concierge service, current season inventory and limited wears appeal to the luxury consumer who is frustrated with the current retail and rental options. Maximizing the value of fashion without compromising quality, couture collective is a compelling economic business model with *high growth potential* and *exceptional return on capital*.

These statements represent management opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.



Expected Unit Economics

Goal is to maximize the value of a dress's greatest asset: newness

Wholesale Price: $1,600   **Retail Value: $3,520**

Month	0	1	2	3	4	5	6	
Inventory Purchase 20% of Retail	($1,600)							($1,600)
Seasonal Share 20% of Retail		$2,816 4x $704						$2,816
One-Night Rentals 10% of Retail			$352	$352	$352	$352	$352	$1,760
End-of-Season Buyout 30% of Retail							$1,056	$1,056
							Gross Profit	**$4,032**

Seasonal Share: *Each item is available to share for 20% of the retail price. Once five members have bought shares in a particular item, it is considered sold out.*
The 4x Seasonal Share here is assuming that four members have bought shares, but the item has not been sold out, and is available to rent.
End-of-Seaon Buyout: *Final purchase of an item is available for an additional 30% of the retail price.*
One-night Rentals: *All unsold item shares in an item are valued at five wearings each. Single wearings are available for 10% of the retail price.*

These unit economics are subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



The New Chic

A fresh designer wardrobe every season. Guilt-free.

SEASONAL SHARE
20%
of retail

ONE NIGHT ONLY
10%
of retail

END-OF-SEASON
30%
of retail

Shareholders may reserve their item up to 5 times during a 6-month season

All unsold shares are offered as 5 single-wear rentals

Final purchase of every item is offered at the end of each season at a 70% discount. If a share-owner falls in love with an item, she may pre-buy the Final Sale option at any point during the season.



Luxury Customer Experience

A revolution in fashion ownership.



E-Commerce Platform
provides the convenience
of in-home shopping



Current-Season Fashions



On-Line Closet Management
Our calendar-based reservation system makes
item delivery simple and easy



Next-Day Delivery



Try-On Showcases
answer the inherent on-line
question of "Will it fit me?"



White-Glove Service
Items are hand-delivered in
garment bags in perfect condition



Couture Collective's Target Customers

Women who want current luxury fashion without overspending for something they will only wear a few times.



- Top-level professional women whose high-profile careers demand a suitably impressive wardrobe but who do not have time to shop

- Luxury-fashion wearers with busy social calendars

- Want-to-be luxury-fashion wearers

- Shoppers who return season after season and annually spend between $1,000-$10,000

"Women in their twenties and thirties gradually spend more on clothes, peaking with the 45-year-old age group, which spends $750 billion annually."

– Business Insider

"If luxury spending was indeed driven by the rich, the luxury industry would be a niche sector serving a fortunate few, rather than a dynamic, global business selling to a consumer market measured in millions."

– The Business Fashion, 1/26/16

The Market

In 2013, the global luxury women's fashion industry was worth $35 billion.

16.7%

*annual growth of on-line luxury goods sales in 2015
greater than all-over on-line sales (vs.13.5%)*

60%

*of wealthy individuals have shared their homes, vehicles,
yachts, jets, apparel, jewelry or watches*

17%

*estimated annual online sales growth for women's luxury
fashion in U.S.*



$14B
Clothing Retail

$2.4B
Luxury Fashion

These statements are based on management research and represent management opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.



In 2013, the global luxury women's fashion industry was worth $35 billion.

**Global Online Market
for Luxury Fashion**



Source: $bn, EuroMonitor

**Market Opportunity:
Sharing Economy Market Size**



Source: $bn, CNET

These statements are based on management research and represent management opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Luxury examples of the new sharing economy:

ELEVEN JAMES   NETJETS®   onefinestay

The white-glove, invisible concierge, one-step-ahead-of-you service without the burdens of ownership–like worrying about depreciating assets–is how the sharing economy is going to win in luxury.

– Ad Age

The sharing economy has taken the business world by storm. It may have grown out of the global recession, but in 2016 this trend is going luxe.

-Luxury Society,
Key Trends for 2016

Features	COUTURE COLLECTIVE	Rent-the-Runway	LE TOTE
Shared Ownership	✔		
Rentals	✔	✔	✔
Buyouts	✔		
Most Coveted Designer Labels	✔	✔	
Mass Market		✔	✔
White-Glove Service	✔		
Limit On Wears	✔		
Current Season Inventory	✔		

"Couture Collective is the future of high-end fashion shopping. My virtual closet has pieces I've selected and can wear several times on demand. I get to update my look each season, for a fraction of the cost of owning."

– Erin Glenn
Couture Collective member

This slide is based on management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

The individual was not compensated in exchange for their testimonial. In addition, their testimonials should not be construed as and/or considered investment advice.

Growth

2014 vs. 2016


Number of Users* (3x Increase)
36
157
2014
2016


Total Sales (3x Increase)
46,311
233,116
2014
2016

The number of historical users represent total number of users that have subscribed to the Co.Co. membership in the past. These users' membership may not be active.

Past performance is not an indication of future results. These figures are meant for illustrative purposes only. This slide represents management opinions. It does not represent guarantees of future results, levels of activity, performance, or achievements.

Lessons Learned

- Women prefer buying season-long shares to single-night rentals 3-to-1. Most of shares sold are purchased within the first month of the season
- Most of our inventory will be pre-sold before the end of the season to shareowners
- Women want to try before buying
- Women update their wardrobes seasonally due to trends, not necessity
- Women cherish the experience of a new dress
- Women want wearable fashion; they don't want to be fashion victims
- Women like to be prepared; they don't like the pressure of shopping for each event
- Inventory is the key to membership; Couture Collective's growth is dependent on the quality and breadth of its collection

Market Strategy

We plan to grow our high-value members through a strategic go-to-market strategy.

6-Month Plan

- **Try-On Showcases** *where members can view and try the latest collections*
- **Networks of Personal Shoppers & Stylists** *who bring their clients for 15% commission*
- **Customer Service Concierge**
- **Strategic Partnerships** *with local concierge services such as Luxury Attaché*
- **Referral and Loyalty Programs**
- **Donations** *to local charity auctions and goody bags*

12-Month Plan

- **Executing Media Outreach Plan**
- **Hiring Marketing Firm**
- **Establishing Affiliate Programs** with other websites
- **Ramp Inventory:** more styles, more sizes
- **Adding Accessory Categories**
- **Adding Collection for Larger Sizes**
- Develop franchise model for local ambassadors. Couture Collective will offer entrepreneurs the opportunity to buy from the wholesale collection and the right to use the Couture Collective interface with training and marketing support

18-Month Plan

- **Launches in Dallas and Atlanta**
- Begin to investigate **strategic partnerships** in target cities
- Expand franchise model
- Execute national **social media** campaign
- **Ramp inventory** as membership grows
- **Build network** of local ambassador franchise operators
- **Begin Series A Conversations**

These statements reflect management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



COUTURE COLLECTIVE

Proof of the viability of the Sharing Economy in the Luxury Marketplace:



"Designer Fashion just got a lot more affordable. A new luxury wardrobe rental service pops up in New York."



"Fashionator Sallie Giordano … Couture Collective, an invitation-only wardrobe service offering members a curated selection of the most elegant, on-trend and wearable styles each season, at a fraction of their retail price."



"A High-End Version of Rent The Runway Is Headed to the Hamptons This Summer … Couture Collective makes it easy to lease designers wares."



"Couture Collective Begins Designer Fashion Rentals … Now, the borrow option of clothing is becoming a lot more designer and fashionable."

"Best in class clothes with best in class service. #style #service #savings… I have had the same couture look before the celebs in People and US Weekly are seen in an issue wearing the same look months before the magazine hit the stands."

– Lisa Richards, Founder & CEO, RPZL





Sallie Giordano

CEO

A graduate of Georgetown University, Sallie Giordano is a writer, interior designer, entrepreneur, mother and society board member. She launched Couture Collective because she realized that if she and many of the women like her could somehow share all of those dresses they only wore a few times, a not-so-small fortune could be saved. And it would be a lot more fun!

Operational Consultants

Jake Camara
IT

Jenna Nelson
Administration
(Hallak Couture Cleaners)

Sarah Rainwater
Brand Development & Design

Future Hire 2017

COO

In spring 2017, Couture Collective plans to recruit a COO with experience in the digital fashion industry. It will be the COO's primary responsibility to oversee the revamping of the Co.Co. website and building a team of sales and customer service staff. The COO will also be instrumental in organizing the expansion of Co.Co .into five expansion markets: Dallas, Houston, Los Angeles, San Francisco, and Miami.

What's in your closet this season?